UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 November 2024
Exhibit No. 2	Total Voting Rights dated 01 November 2024
Exhibit No. 3	Transaction in Own Shares dated 04 November 2024
Exhibit No. 4	Publication of Final Terms dated 04 November 2024
Exhibit No. 5	Transaction in Own Shares dated 05 November 2024
Exhibit No. 6	Transaction in Own Shares dated 06 November 2024
Exhibit No. 7	Director/PDMR Shareholding dated 06 November 2024
Exhibit No. 8	Transaction in Own Shares dated 07 November 2024
Exhibit No. 9	Director/PDMR Shareholding dated 07 November 2024
Exhibit No. 10	Transaction in Own Shares dated 08 November 2024
Exhibit No. 11	Transaction in Own Shares dated 11 November 2024
Exhibit No. 12	Transaction in Own Shares dated 12 November 2024
Exhibit No. 13	Transaction in Own Shares dated 13 November 2024
Exhibit No. 14	Director/PDMR Shareholding dated 13 November 2024
Exhibit No. 15	Transaction in Own Shares dated 14 November 2024
Exhibit No. 16	Transaction in Own Shares dated 15 November 2024
Exhibit No. 17	Transaction in Own Shares dated 18 November 2024
Exhibit No. 18	Transaction in Own Shares dated 19 November 2024
Exhibit No. 19	Transaction in Own Shares dated 20 November 2024
Exhibit No. 20	Transaction in Own Shares dated 21 November 2024
Exhibit No. 21	Transaction in Own Shares dated 22 November 2024
Exhibit No. 22	Transaction in Own Shares dated 25 November 2024
Exhibit No. 23	Transaction in Own Shares dated 26 November 2024
Exhibit No. 24	Transaction in Own Shares dated 27 November 2024
Exhibit No. 25	Transaction in Own Shares dated 28 November 2024
Exhibit No. 26	Publication of Admission Particulars dated 28 November 2024
Exhibit No. 27	Publication of Offering Circular dated 28 November 2024
Exhibit No. 28	Transaction in Own Shares dated 29 November 2024

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 2, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	31 October 2024
Number of ordinary shares purchased:	3,597,982
Highest price paid per share:	242.3000p
Lowest price paid per share:	236.2000p
Volume weighted average price paid per share:	239.0228p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,485,471,147 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,485,471,147) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5030K_1-2024-10-31.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 241,374,670 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 226.5991p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 2

1 November 2024

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2024, Barclays PLC's issued share capital consists of 14,485,471,147 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 14,485,471,147 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

04 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	01 November 2024
Number of ordinary shares purchased:	3,581,712
Highest price paid per share:	242.1000p
Lowest price paid per share:	237.5500p
Volume weighted average price paid per share:	240.1086p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,481,902,023 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,481,902,023) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7100K_1-2024-11-1.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 244,956,382 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 226.7966p per ordinary share.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 4

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 1,250,000,000 3.941 per cent. Fixed Rate Resetting Senior Callable Notes due 31 January 2036, issued under the Barclays PLC Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8722K_1-2024-11-4.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 13 March 2024 (as supplemented by the prospectus supplement dated 26 April 2024, 2 August 2024 and 25 October 2024) which together constitute a base prospectus (the "Prospectus") for the purposes of Regulation (EU) 2017/1129, as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

05 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	04 November 2024
Number of ordinary shares purchased:	5,408,314
Highest price paid per share:	245.7000p
Lowest price paid per share:	240.2500p
Volume weighted average price paid per share:	244.0686p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,481,070,571 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,481,070,571) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8926K_1-2024-11-4.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 250,364,696 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 227.1697p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

06 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	05 November 2024
Number of ordinary shares purchased:	3,527,903
Highest price paid per share:	245.4000p
Lowest price paid per share:	242.2500p
Volume weighted average price paid per share:	243.7709p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,479,091,974 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,479,091,974) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0702L_1-2024-11-5.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 253,892,599 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 227.4004p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 7

6 November 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.446 per Share	3,347
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-11-04
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of shares by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.437 per Share	4,837
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-11-05
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Denny Nealon
2	Reason for the notification
a)	Position/status	CEO, US Consumer Bank & BBDE
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.435 per Share	104,741
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-11-04
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

07 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	06 November 2024
Number of ordinary shares purchased:	3,368,640
Highest price paid per share:	257.9000p
Lowest price paid per share:	251.8000p
Volume weighted average price paid per share:	255.2959p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,476,366,536 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,476,366,536) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2660L_1-2024-11-6.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 257,261,239 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 227.7656p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

7 November 2024
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.577 per Share	15,685
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-11-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

08 November 2024
Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	07 November 2024
Number of ordinary shares purchased:	1,830,107
Highest price paid per share:	258.6500p
Lowest price paid per share:	255.3500p
Volume weighted average price paid per share:	256.8155p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,476,380,391 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,476,380,391) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4372L_1-2024-11-7.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 259,091,346 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 227.9708p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

11 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	08 November 2024
Number of ordinary shares purchased:	1,872,649
Highest price paid per share:	252.8500p
Lowest price paid per share:	248.5000p
Volume weighted average price paid per share:	250.9812p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,474,904,599 ordinary shares with voting rights.1

There are no ordinary shares held in Treasury.

The above figure (14,474,904,599) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6110L_1-2024-11-8.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 260,963,995 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 228.1360p per ordinary share.

Note:

1.     Please note a correction to the Company's issued share capital at 7 November 2024 as disclosed in the RNS announcement related to transactions in own shares released on 8 November 2024 (RNS Number: 4372L). The Company's issued share capital disclosed in that RNS announcement was understated by 20 ordinary shares with voting rights as: 14,476,380,391 rather than 14,476,380,411. This RNS announcement reflects the correct issued share capital at 8 November 2024.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

12 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	11 November 2024
Number of ordinary shares purchased:	5,109,791
Highest price paid per share:	261.5500p
Lowest price paid per share:	254.2500p
Volume weighted average price paid per share:	258.3276p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,470,057,805 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,470,057,805) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7874L_1-2024-11-11.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 266,073,786 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 228.7158p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

13 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	12 November 2024
Number of ordinary shares purchased:	1,818,430
Highest price paid per share:	260.4000p
Lowest price paid per share:	257.1500p
Volume weighted average price paid per share:	258.4648p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,468,621,015 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,468,621,015) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9747L_1-2024-11-12.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 267,892,216 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 228.9177p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

13 November 2024

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Barclays Bank PLC President and Head of Investment Bank Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£2.579 per Share	244,885
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2024-11-12
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 15

14 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	13 November 2024
Number of ordinary shares purchased:	1,807,138
Highest price paid per share:	263.0000p
Lowest price paid per share:	257.7000p
Volume weighted average price paid per share:	260.0797p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,466,953,506 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,466,953,506) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1632M_1-2024-11-13.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 269,699,354 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 229.1265p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

15 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	14 November 2024
Number of ordinary shares purchased:	1,825,947
Highest price paid per share:	258.6500p
Lowest price paid per share:	255.6000p
Volume weighted average price paid per share:	257.4008p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,465,293,933 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,465,293,933) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3380M_1-2024-11-14.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 271,525,301 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 229.3167p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

18 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	15 November 2024
Number of ordinary shares purchased:	5,114,960
Highest price paid per share:	259.2000p
Lowest price paid per share:	254.1500p
Volume weighted average price paid per share:	258.0665p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,460,257,106 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,460,257,106) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5158M_1-2024-11-15.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 276,640,261 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 229.8482p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

19 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	18 November 2024
Number of ordinary shares purchased:	5,072,699
Highest price paid per share:	261.7500p
Lowest price paid per share:	258.6500p
Volume weighted average price paid per share:	260.2165p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,455,297,483 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,455,297,483) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6945M_1-2024-11-18.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 281,712,960 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 230.3951p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

20 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	19 November 2024
Number of ordinary shares purchased:	3,355,790
Highest price paid per share:	261.4000p
Lowest price paid per share:	253.4000p
Volume weighted average price paid per share:	256.2734p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,452,065,474 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,452,065,474) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8666M_1-2024-11-19.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 285,068,750 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 230.6997p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

21 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	20 November 2024
Number of ordinary shares purchased:	3,326,371
Highest price paid per share:	260.8000p
Lowest price paid per share:	256.9500p
Volume weighted average price paid per share:	258.5400p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,448,785,534 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,448,785,534) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0396N_1-2024-11-20.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 288,395,121 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 231.0208p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

22 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	21 November 2024
Number of ordinary shares purchased:	3,311,904
Highest price paid per share:	262.4500p
Lowest price paid per share:	256.0500p
Volume weighted average price paid per share:	259.6693p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,445,549,985 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,445,549,985) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2379N_1-2024-11-21.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 291,707,025 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 231.3461p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

25 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	22 November 2024
Number of ordinary shares purchased:	1,833,126
Highest price paid per share:	264.6500p
Lowest price paid per share:	250.8000p
Volume weighted average price paid per share:	256.3925p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,443,785,349 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,443,785,349) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4142N_1-2024-11-22.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 293,540,151 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 231.5025p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 23

26 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	25 November 2024
Number of ordinary shares purchased:	3,283,242
Highest price paid per share:	264.8500p
Lowest price paid per share:	256.3500p
Volume weighted average price paid per share:	261.9362p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,440,553,320 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,440,553,320) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5837N_1-2024-11-25.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 296,823,393 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 231.8391p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 24

27 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	26 November 2024
Number of ordinary shares purchased:	1,790,377
Highest price paid per share:	264.9500p
Lowest price paid per share:	260.4000p
Volume weighted average price paid per share:	262.5144p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,438,909,888 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,438,909,888) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7627N_1-2024-11-26.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 298,613,770 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 232.0230p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

28 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	27 November 2024
Number of ordinary shares purchased:	1,815,740
Highest price paid per share:	260.1500p
Lowest price paid per share:	256.4000p
Volume weighted average price paid per share:	258.8476p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,437,152,774 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,437,152,774) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9281N_1-2024-11-27.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 300,429,510 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 232.1852p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 26

Publication of Admission Particulars

The following admission particulars is available for viewing:

Admission Particulars in relation to Barclays PLC's issue of A$500,000,000 Fixed-to-Floating Rate Tier 2 Capital Debt Instruments due May 2035 and A$500,000,000 Floating Rate Tier 2 Capital Debt Instruments due May 2035, each issued under the Barclays PLC AUD Debt Issuance Programme (the "Admission Particulars").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Admission Particulars, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9338N_1-2024-11-27.pdf

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Admission Particulars available by clicking on the links above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Admission Particulars. In accessing the Admission Particulars, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE ADMISSION PARTICULARS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE ADMISSION PARTICULARS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE ADMISSION PARTICULARS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE ADMISSION PARTICULARS HAS NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE ADMISSION PARTICULARS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 (Commonwealth of Australia) ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. The depositor protection provisions in Division 2 of Part II of the Australian Banking Act do not apply to Barclays PLC. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. No Debt Instruments shall be "protected accounts" or "deposit liabilities" within the meaning of the Australian Banking Act and an investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme).

Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC. Such Debt Instruments must only be issued or transferred in, or into, Australia in parcels of not less than A$500,000 in aggregate principal amount.

Please note that the information contained in the Admission Particulars referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Admission Particulars, including the information memorandum dated 31 October 2023 incorporated by reference therein (the "IM")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Admission Particulars is not addressed. Prior to relying on the information contained in the Admission Particulars you must ascertain from the Admission Particulars (including the IM) whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Admission Particulars or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Admission Particulars, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Admission Particulars, you shall be deemed to have represented that you and any customers you represent are not U.S. persons, and that you consent to delivery of the Admission Particulars via electronic publication.

You are reminded that the Admission Particulars have been made available to you on the basis that you are a person into whose possession the Admission Particulars may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Admission Particulars to any other person.

The Admission Particulars do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Admission Particulars constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Admission Particulars, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Admission Particulars have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Admission Particulars made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 27

Publication of Offering Circular

The following offering circular (the "Offering Circular") is available for viewing:

Offering Circular dated 26 November 2024 in connection with Barclays PLC's issue of SGD 600,000,000 5.400 per cent. Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (the "Securities").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Offering Circular, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9346N_1-2024-11-27.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:
Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Offering Circular available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Offering Circular. In accessing the Offering Circular, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE OFFERING CIRCULAR MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATIONS UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Offering Circular referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Offering Circular has been made available to you on the basis that you are a person into whose possession the Offering Circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Offering Circular to any other person.

The Offering Circular does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of Barclays PLC in such jurisdiction. Under no circumstances shall the Offering Circular constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Offering Circular, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offering Circular has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of Barclays PLC, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Offering Circular made available to you in electronic format and the hard copy version available to you on request from Barclays PLC.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 28

29 November 2024

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 5 August 2024:

Date of purchase:	28 November 2024
Number of ordinary shares purchased:	3,258,533
Highest price paid per share:	265.4500p
Lowest price paid per share:	259.5000p
Volume weighted average price paid per share:	263.9224p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 14,433,909,971 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (14,433,909,971) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1002O_1-2024-11-28.pdf

Since the commencement of the share buy-back programme announced on 5 August 2024, the Company has purchased 303,688,043 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 232.5257p per ordinary share.

- ENDS -
For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755